

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2010

Leila L. Vespoli, Esq.
Executive Vice President and General Counsel
FirstEnergy Corp.
76 South Main Street
Akron, Ohio 44308

> **Re: FirstEnergy Corp.**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **File No. 333-21011**

Dear Ms. Vespoli:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Rick L. Burdick, Akin Gump
Via Facsimile